Exhibit 12.1

ENSTAR GROUP LIMITED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated.

	Six Months Ended June 30,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
	(in thousands of U.S. dollars, except ratio amounts)
Fixed Charges:
Interest expense	$7,263	$12,389	$8,426	$8,529	$10,253	$17,583
Assumed interest component of rent expense (1)	1,094	1,851	1,298	966	975	820

Total fixed charges	$8,357	$14,240	$9,724	$9,495	$11,228	$18,403

Earnings:
Pre-tax earnings from continuing operations before noncontrolling interest and income from equity investees	$103,449	$259,441	$235,809	$233,742	$281,455	$204,613

Add back fixed charges	8,357	14,240	9,724	9,495	11,228	18,403
Add income from equity investees	—	—	—	—	10,704	—
Less noncontrolling interest pre-tax earnings of subsidiaries without fixed charges	(8,922)	(20,503)	(29,376)	(65,193)	(29,682)	(49,705)

Total earnings	$102,884	$253,179	$216,158	$178,043	$273,705	$173,311

Ratio of earnings to fixed charges	12.3	17.8	22.2	18.8	24.4	9.4

(1)	33.3% represents a reasonable approximation of the interest component of rent expense.